

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 21, 2009

Mr. Alex Shvarts
Chief Executive Officer
Mega Media Group, Inc.
1122 Coney Island Avenue
Brooklyn, NY 11235

Re: Mega Media Group, Inc.
Item 4.02 Form 8-K
Filed: June 19, 2009
File #: 0-28881

Dear Mr. Shvarts:

        We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

                        Sincerely,

                        Robert S. Littlepage
                        Accountant Branch Chief